THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

December 11, 2007

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dunham Funds

Ladies and Gentlemen:

On behalf of Dunham Funds (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-1A.  The Trust will concurrently file Form N-8A.  Each series being registered is a “clone” of an existing series of the AdvisorOne Funds (811-8037).  The Trust intends to complete a tax-free reorganization with the AdvisorOne Funds in February 2008.  Each series of AdvisorOne that is advised by Dunham & Associates Investment Counsel, Inc. will be merged into a series of the Trust.  The Trust does not intend to deposit seed money or include audited financial statements.  Rather, the Trust will include the predecessor funds’ financial statements in the registration statement upon closing of the reorganization.  The Registrant can represent that it will not offer its shares publicly until the predecessor financials are included by amendment.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP